Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Expressed in Canadian dollars)
(Unaudited)

FIRST MINING FINANCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	September 30,	December 31,
	2017	2016

ASSETS

Current
Cash and cash equivalents	$18,290,896	$33,157,447
Accounts and other receivables (Note 4)	978,591	1,372,596
Prepaid expenditures	401,018	449,194
Marketable securities (Note 5)	4,749,024	5,846,627
Total current assets	24,419,529	40,825,864

Non-current
Mineral properties (Note 6)	237,412,773	223,462,223
Mineral property investments (Note 7)	4,416,780	4,416,780
Property and equipment	763,576	670,140
Reclamation deposit	115,474	115,474
Accounts and other receivables (Note 4)	79,380	67,976
Total non-current assets	242,787,983	228,732,593

TOTAL ASSETS	$267,207,512	$269,558,457

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 8)	$1,008,725	$769,675
Loans payable (Note 9)	-	454,819
Total current liabilities	1,008,725	1,224,494

Non-current
Debenture liability (Note 10)	-	2,106,371
Total liabilities	1,008,725	3,330,865

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	272,284,954	262,876,204
Warrant and share-based payment reserve (Note 11)	27,679,552	23,941,880
Accumulated other comprehensive (loss) income	(3,591,408)	708,672
Accumulated deficit	(30,174,311)	(21,299,164)
Total shareholders’ equity	266,198,787	266,227,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$267,207,512	$269,558,457
Commitments (Note 16)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET (LOSS) INCOME AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

EXPENDITURES
General and administration (Note 12)	$550,884	$724,992	$5,358,306	$4,507,806
Exploration and evaluation	212,698	203,721	1,635,451	1,375,649
Investor relations and marketing communications (Note 12)	532,980	1,021,935	2,686,228	3,322,390
Corporate development and due diligence	13,750	13,750	314,902	313,758
Loss before other items	(1,310,312)	(1,964,398)	(9,994,887)	(9,519,603)

OTHER ITEMS
Foreign exchange (loss) gain	(73,621)	1,016,012	(145,408)	882,551
Gain on divestiture of subsidiaries	-	841,943	-	841,943
Marketable securities fair value gain (Note 5)	-	180,294	-	174,996
Interest and other expenses	(3,159)	(85,784)	(86,755)	(152,352)
Interest and other income	91,258	146,379	279,959	170,583

Net (loss) income for the period	$(1,295,834)	$134,446	$(9,947,091)	$(7,601,882)

Other comprehensive loss
Items that will not be reclassified to net (loss) or income:
Marketable securities fair value loss (Note 5)	(491,949)	-	(2,926,298)	-
Items that may be reclassified to net (loss) or income:
Currency translation adjustment	(172,144)	(866,351)	(301,838)	(1,479,166)

Other comprehensive loss	(664,093)	(866,351)	(3,228,136)	(1,479,166)

Total comprehensive loss for the period	$(1,959,927)	$(731,905)	$(13,175,227)	$(9,081,048)

(Loss) income per share
Basic	$(0.00)	$0.00	$(0.02)	$(0.02)
Diluted	$(0.00)	$0.00	$(0.02)	$(0.02)
Weighted average shares outstanding
Basic	551,764,736	521,119,200	546,053,473	404,926,967
Diluted	551,764,736	544,841,428	546,053,473	404,926,967

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	Nine months ended
	September 30,
	2017	2016
Cash flows from operating activities
Net loss for the period	$(9,947,091)	$(7,601,882)
Adjustments for:
Depreciation	227,173	97,266
Unrealized foreign exchange loss (gain)	60,678	(941,099)
Gain on divestiture of subsidiaries	-	(841,943)
Marketable securities fair value gain (Note 5)	-	(174,996)
Share-based payments (Note 11(d))	5,477,373	4,905,260
Accrued interest receivable and other income	106,088	(52,610)
Accrued interest payable and other expenses	76,757	128,273
Operating cash flows before movements in working capital	(3,999,022)	(4,481,731)
Changes in non-cash working capital items:
(Increase) decrease in accounts and other receivables	(97,333)	692,173
Decrease (increase) in prepaid expenditures	7,076	(268,147)
Increase (decrease) in accounts payables and accrued liabilities	(161,506)	(2,150,452)
Total cash used in operating activities	(4,250,785)	(6,216,976)
Cash flows from investing activities
Property and equipment purchases	(386,619)	(279,362)
Mineral property expenditures (Note 6)	(9,610,768)	(2,453,046)
Other receivables or payments recovered	258,916	10,099
Increase in deferred acquisition costs	-	122,913
Purchase of marketable securities	(1,828,695)	-
Cash expended in acquisitions
Goldrush transaction costs	-	(101,515)
Clifton transaction costs	-	(221,975)
Pitt Gold acquisition and transaction costs	-	(298,434)
Cameron Gold transaction costs	-	(151,386)
Tamaka Gold transaction costs	-	(1,504,341)
Acquisition of other mineral properties	(310,000)	-
Cash acquired in acquisitions	-	14,243,523
Total cash (used in) provided by investing activities	(11,877,166)	9,366,476
Cash flows from financing activities
Issuance of shares for cash in private placement	-	27,000,000
Cash share issuance costs	-	(150,073)
Proceeds from exercise of warrants and stock options	1,954,049	6,291,845
Repayment of debenture liability (Note 10)	(200,000)	(307,562)
Repayments of loans payable (Note 9)	(461,113)	(230,989)
Total cash provided by financing activities	1,292,936	32,603,221
Foreign exchange effect on cash	(31,536)	(113,009)
Change in cash and cash equivalents	(14,866,551)	35,639,712
Cash and cash equivalents, beginning	33,157,447	683,608
Cash and cash equivalents, ending	$18,290,896	$36,323,320

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

				Share-	Accumulated
	Number of			based	other
	common	Capital	Warrant	payment	comprehensive	Accumulated
	shares	stock	reserve	reserve	income (loss)	deficit	Total

Balance as at December 31, 2015	293,289,909	$104,895,131	$4,685,609	$3,031,646	$2,092,242	$(10,144,241)	$104,560,387
Shares issued from private placement	33,750,000	21,673,600	5,176,327	-	-	-	26,849,927
Shares issued on settlement of debt	2,117,509	1,921,927	-	-	-	-	1,921,927
Shares issued on acquisition of Goldrush	11,950,223	4,780,089	-	-	-	-	4,780,089
Shares issued on acquisition of Clifton	48,209,962	19,766,084	-	-	-	-	19,766,084
Options issued on acquisition of Clifton	-	-	-	528,208	-	-	528,208
Shares issued on acquisition of Pitt Gold	2,535,293	1,749,352	-	-	-	-	1,749,352
Shares issued on acquisition of Cameron Gold	32,260,836	25,808,669	-	-	-	-	25,808,669
Shares issued on acquisition of Tamaka	92,428,115	69,321,087	-	-	-	-	69,321,087
Options issued on acquisition of Tamaka	-	-	-	2,928,241	-	-	2,928,241
Warrants issued on acquisition of Tamaka	-	-	8,633,830	-	-	-	8,633,830
Exercise of options	10,290,871	6,241,421	-	(2,949,227)	-	-	3,292,194
Exercise of warrants	11,726,634	6,079,228	(3,079,577)	-	-	-	2,999,651
Share-based payments	-	-	-	4,905,260	-	-	4,905,260
Loss for the period	-	-	-	-	-	(7,601,882)	(7,601,882)
Other comprehensive income (loss)	-	-	-	-	(1,479,166)	-	(1,479,166)
Balance as at September 30, 2016	538,559,352	$262,236,588	$15,416,189	$8,444,128	$613,076	$(17,746,123)	$268,963,858

Balance as at December 31, 2016	539,439,736	$262,876,204	$15,360,264	$8,581,616	$708,672	$(21,299,164)	$266,227,592
Impact of adopting IFRS 9 (Note 3)	-	-	-	-	(1,071,944)	1,071,944	-
Balance as at January 1, 2017 (restated)	539,439,736	$262,876,204	15,360,264	$8,581,616	$(363,272)	$(20,227,220)	$266,227,592
Shares issued on acquisition of mineral properties	3,000,000	2,613,000	-	-	-	-	2,613,000
Shares issued on settlement of debenture liability (Note 10)	4,700,000	3,102,000	-	-	-	-	3,102,000
Exercise of options (Note 11(d))	4,162,617	3,276,145	-	(1,495,216)	-	-	1,780,929
Exercise of warrants (Note 11(c))	845,263	417,605	(244,485)	-	-	-	173,120
Share-based payments (Note 11(d))	-	-	-	5,477,373	-	-	5,477,373
Loss for the period	-	-	-	-	-	(9,947,091)	(9,947,091)
Other comprehensive income (loss)	-	-	-	-	(3,228,136)	-	(3,228,136)
Balance as at September 30, 2017	552,147,616	$272,284,954	$15,115,779	$12,563,773	$(3,591,408)	$(30,174,311)	$266,198,787

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Finance Corp. (formerly Albion Petroleum Ltd. (“Albion”)) (the “Company” or “First Mining”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005.

The Company is a public mineral exploration Company with a focus on the acquisition, exploration and development of its North American property portfolio. During the year ended December 31, 2016, the Company completed acquisitions of Goldrush Resources Ltd. (“Goldrush”), Clifton Star Resources Inc. (“Clifton”), the Pitt Gold exploration property, Cameron Gold Operations Ltd. (”Cameron Gold’’), and Tamaka Gold Corporation (“Tamaka”). On September 26, 2016, the Company completed the divestiture of three Mexican silver exploration properties to Silver One Resources Inc. (“Silver One”).

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1805 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with, International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Except as described in Note 3, the Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2016, which should be read in conjunction with these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have been prepared under the historical cost method, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian entities. The functional currency of the Company’s foreign subsidiaries is US dollars.

The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 14, 2017.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3. ACCOUNTING POLICIES

Change in accounting policies – Financial Instruments

The Company has early adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2017. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

As a result of the early adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date. The main area of change is the accounting for equity securities previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2017. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification	New classification
	IAS 39	IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts and other receivables	Amortized cost	Amortized cost
Marketable securities	FVTPL	FVTOCI
Mineral property investments	FVTPL	FVTOCI
Reclamation deposit	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost
Debenture liability	Amortized cost	Amortized cost

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3. ACCOUNTING POLICIES (continued)

Change in accounting policies – Financial Instruments (continued)

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments (First Mining’s 10% equity interest in a group of privately held companies that own the Duparquet gold project) as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

As the Company is not restating prior periods, it has recognized the effects of retrospective application to shareholders’ equity at the beginning of the 2017 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening accumulated deficit on January 1, 2017 of $1,071,944 with a corresponding adjustment to accumulated other comprehensive income (loss).

(b) Measurement

Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(c) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3. ACCOUNTING POLICIES (continued)

Change in accounting policies – Financial Instruments (continued)

(d) Derecognition

Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

Accounting Standards Issued but Not Yet Applied
The following are accounting standards anticipated to be effective January 1, 2018 or later:

IFRS 15 Revenue from Contracts with Customers
IFRS 15 will replace IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. IFRS 15 establishes a single five-step model for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. As the Company has no revenue, no impact on the Company’s consolidated financial statements is expected.

IFRS 16 Leases
IFRS 16 will replace IAS 17 Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases.
The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. Management expects an increase in depreciation expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the consolidated statements of cash flows. However, currently, these impacts are not expected to be material.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

4. ACCOUNTS AND OTHER RECEIVABLES

Category	September 30,	December 31,
	2017	2016
Current
GST receivables	$274,000	$179,569
Quebec mining tax receivables	61,002	61,002
Other receivables(1)	19,589	460,675
Nord Prognoz receivable(2)	624,000	671,350
Total current accounts and other receivables	$978,591	$1,372,596
Non-current
Mexican VAT receivable	79,380	67,976

Total accounts and other receivables	$1,057,971	$1,440,572

(1)

Current other receivables include interest and other miscellaneous receivables. The prior year balance for the year ended December 31, 2016 included a receivable amount of USD$250,000 relating to consideration for the title transfer of the Rima permit in Burkina Faso. An amount of USD$200,000 was subsequently collected in the second quarter of 2017 following successful transfer of the permit.

(2)

The Nord Prognoz receivable relates to USD$500,000 owing from Nord Prognoz Ltd (“Nord Prognoz”), as the residual consideration payable to Goldrush for the sale of its then wholly-owned subsidiary Goldrush Burkina SARL in 2014. The amount is held in escrow and subject to any deductions for certain liabilities that occurred prior to closing the Goldrush Burkina SARL transaction. Terms of the contract specify that the amount owing will be released from escrow on December 31, 2017.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

5. MARKETABLE SECURITIES

The movements in marketable securities during the nine months ended September 30, 2017 and year ended December 31, 2016 are summarized as follows:

	Silver One	Other Marketable	Total
	Resources Inc.	Securities
Balance as at December 31, 2016	$5,280,000	$566,627	$5,846,627
Purchases	-	1,828,695	1,828,695
Loss recognized in other comprehensive income (loss)	(2,820,000)	(106,298)	(2,926,298)
Balance as at September 30, 2017	$2,460,000	$2,289,024	$4,749,024

	Silver One	Other Marketable	Total
	Resources Inc.	Securities
Balance as at December 31, 2015	$-	$8,830	$8,830
Proceeds from the Silver One transaction/Purchases	6,360,000	549,741	6,909,741
(Loss) gain recognized in consolidated statements of net loss	(1,080,000)	8,056	(1,071,944)
Balance as at December 31, 2016	$5,280,000	$566,627	$5,846,627

The Company early adopted all of the requirements of IFRS 9 as of January 1, 2017. Under IFRS 9, all marketable securities owned by the Company are redesignated as FVTOCI, with a fair value loss of $491,949 and $2,926,298 recorded in other comprehensive income (loss) for the three and nine months ended September 30, 2017, respectively. Had the Company not early adopted IFRS 9 and redesignated all marketable securities as FVTOCI, the fair value loss would have been recorded in the consolidated statements of net (loss) income under IAS 39. In the prior year period, the Company recorded a fair value gain of $180,294 and $174,996 in the consolidated statements of net (loss) income for the three and nine months ended September 30, 2016, respectively.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

6. MINERAL PROPERTIES

As at September 30, 2017 and December 31, 2016, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance Sep 30, 2017
Hope Brook	$ 17,595,297	$ -	$ 20,000	$ 137,212	$ 227,277	$ 89,264	$ 133,120	$ 606,873	$ -	$ -	$ -	$ 18,202,170
Springpole[1]	68,121,214	243,000	277,846	277,145	365,752	256,340	349,609	1,526,692	-	-	-	69,890,906
Pickle Crow[1]	15,821,422	180,000	50,992	14,987	312,006	68,666	24,743	471,394	-	-	-	16,472,816
Duquesne	5,023,019	-	598	-	21,941	3,287	1,409	27,235	-	-	-	5,050,254
Pitt Gold	2,073,841	-	-	-	4,940	988	-	5,928	-	-	-	2,079,769
Cameron Gold	26,016,703	-	38,089	79,198	165,306	189,877	34,362	506,832	-	-	-	26,523,535
Goldlund Gold[2]	85,103,290	1,195,629	2,380	446,103	3,474,701	1,800,151	522,020	6,245,355	-	-	-	92,544,274
Others[3]	-	2,500,000	2,004	355	9,181	2,337	-	13,877	-	-	-	2,513,877
Canada Total	**$ 219,754,786**	**$ 4,118,629**	**$ 391,909**	**$ 955,000**	**$ 4,581,104**	**$ 2,410,910**	**$ 1,065,263**	**$ 9,404,186**	**$ -**	**$ -**	**$ -**	**$ 233,277,601**
Miranda	760,386	-	76,213	-	8,646	1,286	-	86,145	-	(56,245)	-	790,286
Socorro	711,626	-	112,002	-	7,694	60	131	119,887	-	(53,709)	-	777,804
San Ricardo	829,459	-	190,982	-	3,590	597	2,338	197,507	-	(64,365)	-	962,601
Others[4]	702,521	-	244,903	-	18,217	904	1,507	265,531	-	(56,590)	-	911,462
Mexico Total	**$ 3,003,992**	**$ -**	**$ 624,100**	**$ -**	**$ 38,147**	**$ 2,847**	**$ 3,976**	**$ 669,070**	**$ -**	**$ (230,909)**	**$ -**	**$ 3,442,153**
USA	703,445	-	39,338	-	-	-	-	39,338	-	(49,764)	-	693,019
Total	**$ 223,462,223**	**$ 4,118,629**	**$ 1,055,347**	**$ 955,000**	**$ 4,619,251**	**$ 2,413,757**	**$ 1,069,239**	**$ 10,112,594**	**$ -**	**$ (280,673)**	**$ -**	**$ 237,412,773**

	Balance December 31, 2015	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance Dec 31, 2016
Hope Brook	$ 17,543,366	$ (45,000)	$ 38,900	$ 7,492	$ 25,718	$ 19,081	$ 5,740	$ 96,931	$ -	$ -	$ -	$ 17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	1,871,719	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	491,676	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	42,395	-	-	-	5,023,019
Pitt Gold	-	2,047,786	732	-	25,182	-	141	26,055	-	-	-	2,073,841
Cameron Gold	-	25,799,192	3,267	65,414	108,888	20,395	19,547	217,511	-	-	-	26,016,703
Goldlund Gold	-	84,859,301	3,151	71,374	92,629	64,009	12,826	243,989	-	-	-	85,103,290
Canada Total	**$ 98,969,487**	**$ 117,795,023**	**$ 427,306**	**$ 494,385**	**$ 1,260,442**	**$ 608,573**	**$ 199,570**	**$ 2,990,276**	**$ -**	**$ -**	**$ -**	**$ 219,754,786**
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	101,272	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	141,235	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	213,508	-	(18,957)	-	829,459
Peñasco Quemado	2,783,382	-	105,726	6,308	-	-	242	112,276	-	(145,747)	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	70,462	-	(35,518)	(939,236)	-
Others[4]	460,099	-	287,236	12,121	3,985	1,217	5,501	310,060	(53,018)	(14,620)	-	702,521
Mexico Total	**$ 7,941,984**	**$ -**	**$ 760,072**	**$ 74,629**	**$ 48,813**	**$ 37,710**	**$ 29,434**	**$ 950,658**	**$ (53,018)**	**$ (350,888)**	**$ (5,484,744)**	**$ 3,003,992**
USA	680,860	-	40,977	-	460	-	275	41,712	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,385	5,864	22,290	9,681	123,220	-	-	(485,114)	-
Total	**$ 107,592,331**	**$ 118,156,917**	**$ 1,228,355**	**$ 654,399**	**$ 1,315,579**	**$ 668,573**	**$ 238,960**	**$ 4,105,866**	**$ (53,018)**	**$ (370,015)**	**$ (5,969,858)**	**$ 223,462,223**

(1)

During the nine months ended September 30, 2017, the Company provided consideration, which comprised 500,000 common shares of the Company and $60,000 cash, to complete the acquisition of mining claims which are contiguous to the Company’s existing Springpole and Pickle Crow mineral properties.

(2)

During the nine months ended September 30, 2017, the Company settled its debenture liability with Kesselrun Resources Ltd., approximately one year after the Tamaka transaction. As part of the settlement agreement, the Company provided consideration, which comprised 4,700,000 common shares of the Company and $200,000 cash, in excess of the initial estimate of fair value of the debenture liability; this amount has been capitalized to the Goldlund Gold project as additional consideration of the Tamaka transaction (see Note 10).

(3)

Other mineral properties in Canada as at September 30, 2017 include the mining claims located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest). The Company provided consideration, which comprised 2,500,000 common shares of the Company and $250,000 cash, to complete the acquisition of the mining claims during the period.

(4)	Other mineral properties in Mexico as at September 30, 2017 and December 31, 2016 include Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

7. MINERAL PROPERTY INVESTMENTS

The Company early adopted all of the requirements of IFRS 9 as of January 1, 2017. Under IFRS 9, mineral property investments were redesignated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

	Nine months	Year ended
	September 30, 2017	December 31, 2016
Balance, beginning of period	$4,416,780	$-
Acquisition – Clifton transaction	-	4,416,780
Balance, end of period	$4,416,780	$4,416,780

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	September 30,	December 31,
	2017	2016
Accounts payable	$828,175	$560,675
Other accrued liabilities	180,550	209,000
Total	$1,008,725	$769,675

9. LOANS PAYABLE

Category	September 30,	December 31,
	2017	2016
Loans payable – First Majestic Silver Corp.	$-	$454,819

During the nine months ended September 30, 2017, the Company paid $461,113 in full and final settlement of all outstanding loans payable. As at September 30, 2017, the Company had $nil (December 31, 2016 – $454,819) remaining in loans payable to First Majestic Silver Corp. (a related party – see Note 14).

10. DEBENTURE LIABILITY

Pursuant to the amalgamation with Tamaka on June 16, 2016, the Company assumed a liability in connection with three debentures (the “Debentures”) with an aggregate face value of $2,139,900 that had previously been issued by Tamaka in 2014 and 2015. The Debentures included a contingent conversion feature in the event of specified events. The Company initially recorded the Debentures at an estimated fair value of $2,106,371.

On June 30, 2017, the Company settled the debenture liability through the issuance of 4,700,000 First Mining common shares, which were valued at $3,102,000 using the closing price as at June 30, 2017, and payment of $200,000 cash. Given the Company provided consideration in excess of the initial estimate of the fair value of the Debentures, the incremental amount has been capitalized to the Goldlund Gold project as an additional cost of the Tamaka transaction.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

11. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares: 552,147,616 (December 31, 2016 – 539,439,736).
Preferred shares: nil (December 31, 2016 – nil).

c) Warrants

The movements in warrants during the nine months ended September 30, 2017 are summarized as follows:

	Number	Weighted
		average exercise
Balance as at December 31, 2016	50,938,672	$0.80
Warrants exercised	(845,263)	0.20
Balance as at September 30, 2017	50,093,409	$0.81

The following table summarizes information about the warrants outstanding as at September 30, 2017:

		Weighted average
Exercise price	Number of warrants	exercise price	Weighted average
	outstanding	($ per share)	remaining life (years)
$ 0.00 – 0.50	12,179,224	$ 0.33	1.29
$ 0.51 – 1.00	21,039,185	0.85	0.71
$ 1.01 – 1.50	16,875,000	1.10	1.85
	50,093,409	$ 0.81	1.23

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

11. SHARE CAPITAL (continued)

d) Stock Options

The Company has adopted a stock option plan that allows for the issuance of up to 10% of the issued and outstanding common shares as incentive stock options to Directors, Officers, employees and certain consultants of the Company. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSX regulations.

The movements in stock options during the nine months ended September 30, 2017 are summarized as follows:

	Number	Weighted average
		exercise price
Balance as at December 31, 2016	24,440,617	$0.67
Issued – February 10, 2017	10,630,000	0.85
Issued – March 13, 2017	250,000	0.95
Issued – September 25, 2017	150,000	0.66
Options exercised	(4,162,617)	0.43
Options expired	(800,000)	1.71
Balance as at September 30, 2017	30,508,000	$0.74

The following table summarizes information about the stock options outstanding as at September 30, 2017:

Options Outstanding				Options Exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining	Number of	average	remaining
price	options	exercise price	life (Years)	options	exercise price	life (years)
		($ per Share)			($ per share)
$ 0.00 – 0.50	6,208,000	$0.36	2.66	6,208,000	$0.36	2.66
$ 0.51 – 1.00	23,025,000	0.80	3.97	22,805,000	0.80	3.96
$ 1.01 – 1.50	1,075,000	1.32	0.52	1,075,000	1.32	0.52
$ 1.51 – 2.00	-	-	-	-	-	-
$ 2.01 – 2.50	200,000	2.50	0.52	200,000	2.50	0.52
	30,508,000	$0.74	3.56	30,288,000	$0.74	3.55

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

11. SHARE CAPITAL (continued)

d) Stock Options (continued)

During the nine months ended September 30, 2017, 11,030,000 (2016 – 22,687,779) stock options with an aggregate fair value of $5,478,867 (2016 – $8,354,867), or a weighted average fair value of $0.50 per option (2016 – $0.37), were granted. Total stock options granted during the nine months ended September 30, 2017 were comprised of incentive stock options only, whereas, in the same period of the prior year, 11,020,000 stock options with an aggregate fair value fair of $4,898,420 related to incentive stock options and 11,667,779 stock options with an aggregate fair value of $17,789,359 related to replacement stock options issued in connection with several acquisitions.

The total share-based payment expenses recorded during the three and nine months ended September 30, 2017 were $99,350 and $5,477,373 (2016 – $182,654 and $4,905,260), respectively. Any difference between the aggregate fair value of incentive stock options granted and total share-based payments expenses in a period was a result of the vesting provisions of certain employees’ grants. Total share-based payment expenses were allocated across the functional expenditure categories as follows:

	For the three months ended September 30, 2017		For the nine months ended September 30, 2017
General and administration	$-	$133,113	$3,400,612	$3,062,205
Exploration and evaluation	58,356	-	1,130,418	907,045
Investor relations and marketing	40,994	49,541	708,452	659,471
Corporate development and due diligence	-	-	237,891	276,539
Total	$99,350	$182,654	$5,477,373	$4,905,260

The fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine months
September 30,
Risk-free interest rate	1.44%
Share price at grant date	$0.85
Exercise price	$0.85
Expected life	5.00 years
Expected volatility(1)	70.44%
Expected dividend yield	Nil

(1)	The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

12. EXPENDITURES

Components of the Company’s significant functional expenditure categories are as follows:

	For the three months ended		For the three months ended
	September 30, 2017		September 30, 2016
		Investor relations		Investor relations
	General and	and marketing	General and	and marketing
	administration	communications	administration	communications
Administrative and office	$143,037	$-	$113,541	$-
Depreciation (non-cash)	16,542	-	1,767	-
Consultants	-	-	12,500	-
Investor relations and marketing communications		340,442		872,761
Professional fees	79,229	-	198,757	-
Salaries and Directors fees	198,338	85,056	226,431	45,279
Share-based payments (non-cash) (Note 11(d))	-	40,994	133,113	49,541
Transfer agent and filing fees	89,279	-	27,742	-
Travel and accommodation	24,423	66,488	11,141	54,354
Total	$550,884	$532,980	$724,992	$1,021,935

	For the nine months ended		For the nine months ended
	September 30, 2017		September 30, 2016
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$363,952	$-	$320,890	$-
Depreciation (non-cash)	51,437	-	2,592	-
Consultants	5,200	-	31,535	-
Investor relations and marketing communications	-	1,612,362		2,385,252
Professional fees	434,308	-	402,779	-
Salaries and Directors fees	612,494	180,224	523,988	125,102
Share-based payments (non-cash) (Note 11(d))	3,400,612	708,452	3,062,205	659,471
Transfer agent and filing fees	418,443	-	119,687	-
Travel and accommodation	71,860	185,190	44,130	152,565
Total	$5,358,306	$2,686,228	$4,507,806	$3,322,390

13. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration and retention of mineral property assets. Geographic segment information of the Company’s non-current assets as at September 30, 2017 and December 31, 2016 are as follows:

Non-current assets	September 30,	December 31, 2016
	2017
Canada	$238,566,956	$224,956,454
Mexico	3,522,059	3,072,694
USA	698,968	703,445
Total	$242,787,983	$228,732,593

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

14. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies controlled by them. The Company incurred the following related party expenditures during the three and nine months ended September 30, 2017 and 2016:

Service or Item	Three months ended September		Nine months ended September
	2017	2016	2017	2016
Administration and office	$45,622	$67,481	$138,281	$148,604

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with two Directors in common, which provides office space and some administrative services to the Company.

As at September 30, 2017, included in accounts payable is an amount of $nil (December 31, 2016 - $20,141) due to the Chief Executive Officer. Included in current liabilities is an amount of $nil (December 31, 2016 - $454,819) due to First Majestic relating to the outstanding loans payable (Note 9), as well as $1,930 (December 31, 2016 - $1,487) due to First Majestic for administration and office expenses.

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the three and nine months ended September 30, 2017 and 2016 are as follows:

Service or Item	Three months ended September		Nine months ended September
	2017	2016	2017	2016
Directors’ fees	$26,000	$56,000	$98,232	$56,000
Salaries and consultants’ fees	217,942	183,896	655,565	502,722
Share-based payments (non-cash)	40,994	182,654	4,361,287	4,276,964
Total	$284,936	$422,550	$5,115,084	$4,835,686

15. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

º	Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
º

Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

º	Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

15. FAIR VALUE (continued)

The carrying values of non-current reclamation deposit and other receivables approximated their fair values because the carrying values represented the amounts that the Company would receive or pay if those financial instruments were to settle as of September 30, 2017. These financial instruments are classified as financial assets at amortized cost and are reported at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at September 30, 2017 and was therefore considered to be Level 1.

The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value will be reassessed if a significant change occurs. Scenarios which would constitute a significant change could include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at September 30, 2017, management concluded that there was no significant change in the fair value of the Duparquet gold project investment based on the approach described above.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	September 30, 2017			December 31, 2016
		Fair value measurement			Fair value measurement
	Carrying	Level 1	Level 3	Carrying	Level 1	Level 3
Financial assets:
Marketable securities	$4,749,024	$4,749,024	$-	$5,846,627	$5,846,627	$-
Mineral property investments	4,416,780	-	4,416,780	4,416,780	-	4,416,780
Total	$9,165,804	$4,749,024	$4,416,780	$10,263,407	$5,846,627	$4,416,780

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the nine months ended September 30, 2017 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

16. COMMITMENTS

The Company has commitments in respect of an office lease, site equipment leases, and liabilities assumed through its acquisitions as follows:

	Expected payments due by period as at September 30,
	Less than	1 – 3	4 – 5	After 5
	1 year	years	years	years
Office premises (PC Gold acquisition)	$64,744	$-	$-	$-

The Company has a sub-lease agreement for the use of office premises in Toronto, Ontario, for $4,225 per month until October 30, 2018. The total sub-lease payments committed is $50,700 for the first year from September 30, 2017, and $4,225 for the remainder of the agreement.